# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HERZFELD CARIBBEAN BASIN FUND INC, CIK 0000880406
CUSIP: 42804T106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 119 WASHINGTON AVENUE, SUITE 504, MIAMI BEACH, Florida (FL), 33139
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001352860

## Reporting persons
- BLUE BELL PRIVATE WEALTH MANAGEMENT, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Pennsylvania (PA); sole voting power 0; shared voting power 823,044; sole dispositive power 0; shared dispositive power 823,044; aggregate amount beneficially owned 823,044 (12.4% of the class)

## Item 1. Issuer
Name of issuer: HERZFELD CARIBBEAN BASIN FUND INC
Address of issuer's principal executive offices: 119 WASHINGTON AVENUE, SUITE 504, MIAMI BEACH, FLORIDA, 33139

## Item 2. Person Filing
Name of person filing: This statement is being filed by Blue Bell Private Wealth Management.
Address of principal business office or, if none, residence: 470 Norristown Road, Suite 305, Blue Bell, PA 19422
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 823,044
Percent of class: 12.38%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 823,044
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 823,044

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BLUE BELL PRIVATE WEALTH MANAGEMENT, LLC: Justin Capetola, Chief Compliance Officer (02/15/2024)